INNOVATION BEVERAGE GROUP LTD.

29 Anvil Road

Seven Hills, NSW 2147 Australia

May 22, 2024

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Beverly Singleton
Hugh West
Evan Ewing
Geoffrey Kruczek

Re:	Innovation Beverage Group Ltd
Amendment No. 25 to the Registration Statement on Form F-1 File No. 333-266965 Filed March 29, 2024

Dear Ladies and Gentlemen:

On behalf of Innovation Beverage Group Ltd. (the “Company”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on April 2, 2024 regarding the Company’s Registration Statement on Form F-1 (the “Registration Statement”). Changes made in response to the Staff’s comments have been made in our amendment to the Registration Statement (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

For convenience, the Staff’s comments have been restated below and the Company’s response is set out immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Amended Registration Statement.

Amendment No. 25 to Registration Statement on Form F-1

Recent Developments, page 13

1.	We note from your disclosures on pages 103 and II-3 that there were numerous equity transactions reported subsequent to your balance sheet date. Please revise your disclosure to discuss the substance of each of those transactions and how they impacted your financial statements, liquidity, and capital resources.

Response: The Recent Developments section has been updated to describe the issuances of an aggregate of 229,084 ordinary shares, with an aggregate fair value of $916,336 ($4.00 per share), subsequent to December 31, 2023, the most recent audited balance sheet date. In aggregate, accrued expenses were reduced by $674,008 and stock-based compensation increased by $242,328. All share issuances in 2024 were non-cash transactions and did not affect our liquidity.

Capitalization, page 44

2.

We read your response and revised disclosure related to our prior comment 1; however, we are still unclear how your current presentation is appropriate. We expect all equity transactions after June 30, 2023 to be included in both pro forma presentations. Please address the following items.

• Explain to us why you have not included all share issuances that occurred after June 30, 2023 in your pro forma and pro forma as adjusted amounts. If amounts are excluded, your disclosure should include a footnote explaining the details for such exclusion.

• We note your response in the third bullet point indicates that IBG is using “the incremental approach” in pro forma calculations. Explain this approach to us and tell us the authoritative guidance that supports this approach and how it is applicable to your presentation.

• Provide a footnote to your table to show how the pro forma and pro forma as adjusted value of ordinary share and accumulated deficit amounts reconcile to information provided elsewhere in the registration statement (e.g., pages 103 and II-3).

Response: The Actual column within the Capitalization section now includes all transactions (including share issuances) through December 31, 2023. The Pro Forma column has been updated to reflect: (i) the issuances of an aggregate of 229,084 ordinary shares, with an aggregate fair value of $916,336 ($4.00 per share), subsequent to December 31, 2023, the most recent audited balance sheet date; and (ii) the cancellation of an aggregate of 1,000,000 ordinary shares by two shareholders upon consummation of the Offering.

History of Share Capital, page 102

3.

We read your response to our prior comment 3; however, it is not clear how you have appropriately addressed our comment. You indicated in your response that the February and March shares were issued to two employees at a rate of $2 per share. It is not clear how the $2 valuation reconciles the $4.125 estimated unit offering price. We are reissuing our prior comment in it entirety. We note the disclosures on page 103 and also under Recent Sales of Unregistered Securities on page II-3 that on February 27, 2024 you issued an aggregate of 219,915 ordinary shares to two employees with an aggregate value of USD$434,839, and on March 27, 2024 you issued an aggregate of 117,083 ordinary shares to two employees with an aggregate value of USD$234,166. It appears that the aforementioned transactions (issued at USD$2.00 per share) were issued at a significant discount to your IPO Unit offering price of $4.125 per unit. Please address the following items to help us facilitate our review of your accounting for equity issuances including stock compensation and conversion features, etc.

• If applicable, tell us why you believe these share issuances are not below the fair market value of the your pending IPO.

• Revise your disclosure (e.g., within recent developments on page 13, footnotes to your capitalization table on pages 44-45, and elsewhere in the registration statement, as necessary) to explain how you will account for the per share price difference in your financial statements and direct us to the accounting guidance you used to support your accounting treatment (such as, additional compensation expense pursuant to ASC 718, or other applicable guidance, etc.).

Response: The estimated unit offering price of $4.125 per unit is comprised of one share and one warrant, of which the company has allocated $4.00 for each share issued and $0.125 for each warrant issued under the offering. Within the History of Share Capital section, all share issuances in 2024 have been updated to reflect the accounting for these issuances at $4.00 per share.

Notes to Consolidated Financial Statements, page F-8

4.	Please revise to include your accounting policy for stock-based compensation to employees and non-employees. In addition, consider the disclosure requirements of ASC 718.

Response: Note 2 to the consolidated financial statements, Summary of significant accounting policies, has been updated to reflect the accounting for stock-based compensation to employees and non-employees.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Darrin Ocasio, of Sichenzia Ross Ference Carmel LLP at (212) 930-9700.

Sincerely,

Dean Huge
Chief Executive Officer

cc:	Darrin Ocasio, Esq.